UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of April 2003


                           DEUTSCHE BANK CORPORATION

                (Translation of Registrant's Name Into English)

                       DEUTSCHE BANK AKTIENGESELLSCHAFT
                                TAUNUSANLAGE 12
                            60325 FRANKFURT AM MAIN
                                    GERMANY

                   (Address of Principal Executive Offices)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X     Form 40-F___
                                 ---

             Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes___          No   X
                                               ---

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                                      [LOGO]

                                      Investor Relations
                                      Tel.:  +49-69-910-35395 (Frankfurt office)
                                      Tel.:  +1-212-469-7125  (New  York office)
                                      Fax: +49-69-910-38591
                                      E-mail: db.ir@db.com

                                      Frankfurt, 16 April 2003


INVESTOR RELATIONS RELEASE


DEUTSCHE BANK COMPLETES SHARE BUYBACK PROGRAM - 40 MILLION SHARES TO BE
CANCELLED


Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) today announced the completion of its share buyback program, first announced in June 2002. From 1 July 2002 to 15 April 2003, a total of 62,146,423 shares were repurchased at an average price of EUR 48.32 per share.

The Board of Managing Directors of Deutsche Bank resolved to cancel 40,000,000 shares. The corresponding reduction of share capital will be filed shortly for registration in the Commercial Register. After registration, the share capital will consist of 581,854,246 shares. The remaining shares from the buyback program were used in connection with Deutsche Bank's equity-based staff compensation program.

It will be proposed at the General Meeting on 10 June 2003, that the Board of Managing Directors be authorized to repurchase again up to 10 percent of the share capital.

Dr. Josef Ackermann, Spokesman of the Board of Managing Directors of Deutsche Bank, said, "Completion of the share buyback program means that another of Deutsche Bank's four strategic initiatives has been successfully implemented. By returning capital to the bank's shareholders, we improve return on equity and earnings per share."

Details on the share buyback program are available at www.deutsche-bank.com/ir under `Group Information - Documentation'.


_____
This Investor Relations Release contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this Investor Relations Release that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 27, 2003 on pages 9 through 13 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

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             Pursuant to the requirements of the Securities Exchange Act of
1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           DEUTSCHE BANK AKTIENGESELLSCHAFT


Date: April 16, 2003

                                           By: _/s/  M. Otto___________________
                                           Name: Mathias Otto
                                           Title:Senior Counsel

                                           By: _/s/  R. Rauleder_______________
                                           Name: Rainer Rauleder
                                           Title:Managing Director